Sean Bell Vice President, Corporate Counsel
Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-8462 Sean.bell@prudential.com

May 26, 2017

Andrea Ottomanelli Magovern, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life of New Jersey Variable Appreciable Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215543)

Pruco Life Variable Universal Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215544)

Dear Ms. Magovern:

The purpose of this correspondence is to memorialize new prospectus language that we discussed with the Staff during yesterday’s conference call. Our call was a continuation of our discussions around the best way to address the applicability of Section 11 of the Investment Company Act of 1940 to the Guaranteed Contract Split Option Rider that will be a part of certain PruLife® SVUL Protector® survivorship variable universal life insurance contracts (the “Contract”).

Consistent with our discussions, we have made the following revisions to the pertinent part of the Guaranteed Contract Split Option Rider disclosure. Our comparison is with the corresponding draft provision in our May 4, 2017, correspondence.

When you exercise the rider and replace this Contract with one or two new contracts, we will waive any surrender charges on this Contract. Also, we will waive any applicable new contract sales charges on any amount of initial premium you apply to a new contract from this Contract’s Cash Surrender Value. The sales charges we will waive are the premium-based sales charges that are the same or substantially the same in description and purpose as this Contract's Sales Charge. Sales charges on additional amounts paid as initial premium or on premiums paid after the initial premium will continue to apply. Any surrender charges applicable to a new contract will also continue to apply.

~~We will administratively waive any surrender charges that would have applied to the surrender of this Contract, but any surrender charges applicable to new contracts will continue to apply. For each new contract you obtain by exercising the Rider, we will also administratively waive all or part of any premium-based sales charge that is the same or substantially the same as this Contract's Sales Charge. We will waive this charge for an initial premium amount of up to 50% of this Contract's final Cash Surrender Value. For additional amounts paid as initial premium, and for any premiums paid after the initial premium, we will not waive premium-based sales charges.~~

We thank the Staff for taking the time to work through this issue with us. Upon satisfaction of our revisions and/or further comment, we will file pre-effective amendments for both N-6 registration statements that will include revised disclosure, required exhibits, and a completed Part B that will include company and separate account financial statements for the respective Depositors and Registrants.

Please call me at (973) 802-8462 if you have any questions.

Sincerely,

Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey

By: /s/ Sean Bell
Sean Bell
Vice President, Corporate Counsel

Via EDGAR

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